

October 1, 2012

Via E-mail
Mr. John Fanelli III
Senior Vice President and Chief Financial Officer
Hill International, Inc.
303 Lippincott Centre
Marlton, NJ 08053

> **RE: Hill International, Inc.**
> **Form 10-K for the Year ended December 31, 2011**
> **Filed March 12, 2012**
> **Form 10-Q for the Quarter ended June 30, 2012**
> **Filed August 9, 2012**
> **Response Letter dated September 25, 2012**
> **File No. 1-33961**

Dear Mr. Fanelli:

We have reviewed your response letter dated September 25, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Critical Accounting Policies, page 31

Goodwill and Other Intangible Assets, page 32

1. We have reviewed your response to prior comment four from our letter dated August 27, 2012. There appears to be significant differences in the information you provided in your response letter compared to the disclosures included in your goodwill and other intangible assets critical accounting policy. As such, please substantially revise your critical accounting

policy to reflect the information you provided in your response letter. Please show us in your supplemental response what the revisions will look like.

Income Taxes, page 32

2. We have reviewed your response to prior comment five from our letter dated August 27, 2012. We note that you have agreed to disclose the amount of pre-tax income that needs to be generated to realize the deferred tax assets. As we previously requested, please also include in your disclosure an explanation of the anticipated future trends included in your projections of future taxable income. Please show us in your supplemental response what the revisions will look like.

Form 10-Q for the Quarter Ended June 30, 2012

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Liquidity and Capital Resources, page 30

3. As indicated in our telephone call on September 24, 2012, we note you will respond to prior comments 12 and 13 by October 9, 2012.

    You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding these comments.

                                                    Sincerely,

                                                    /s/ Rufus Decker

                                                    Rufus Decker
                                                    Accounting Branch Chief